Filed by Teva Pharmaceutical Industries Ltd.

(Commission File No. 001-16174) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

TEVA PROPOSES TO ACQUIRE MYLAN FOR $82.00 PER SHARE IN CASH AND STOCK

Combination to Create an Industry-Leading Company, Well Positioned to Transform the Global Generics Space and Create a Unique and Differentiated Business Model,

Leveraging on Its Significant Assets and Capabilities in Generics and Specialty

Very Attractive Strategic and Financial Benefits for Teva and Mylan Stockholders

Teva’s Proposal Provides Significant Premium and Immediate Value for Mylan Stockholders and

Opportunity to Participate in Upside Potential of Combined Company

More Attractive Alternative for Mylan Stockholders

Than Mylan’s Proposed Acquisition of Perrigo

Enhanced Financial Profile, Creating Opportunity for Rapid Deleveraging,

Funding of Future Growth and Increased Investment in Key Specialty Therapeutic Areas

Strongly Positioned to Drive Sustainable Top- and Bottom-Line Growth, Immediately and Over Long-Term

Opportunities for Substantial, Achievable Cost Synergies and

Tax Savings, Estimated at $2 Billion Annually

Expected to be Significantly Accretive to Teva non-GAAP EPS,

Starting in the Mid-Teens in Year 1 and Approaching 30% by Year 3

JERUSALEM – Apr. 21, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced a proposal to acquire all of the outstanding shares of Mylan N.V. (NASDAQ: MYL) in a transaction valued at $82.00 per Mylan share, with the consideration to be comprised of approximately 50 percent cash and 50 percent stock. The Teva cash and stock proposal provides Mylan stockholders with a substantial premium and immediate cash value, as well as significant potential for future value creation through participation in a financially and commercially stronger company.

Teva’s proposal also provides Mylan stockholders with a more attractive alternative to Mylan’s proposed acquisition of Perrigo Company plc (NYSE and TASE: PRGO), as announced on April 8, 2015, as well as to Mylan on a standalone basis. Teva’s proposal would provide Mylan stockholders with consideration representing a 37.7% premium to the stock price of Mylan on April 7, 2015, which is the last day of trading prior to Mylan’s press release regarding its unsolicited proposal for Perrigo, and a 48.3% premium to the unaffected stock price of Mylan on March 10, 2015, which is the last day of trading prior to widespread speculation of a transaction between Teva and Mylan.

The proposed combination of Teva and Mylan would create a leading company in the pharmaceutical industry, well positioned to transform the global generics space. The combined company would leverage its significantly more efficient and advanced infrastructure, with enhanced scale, production network, end-to-end product portfolio, commercialization capabilities and geographic reach. With this platform, the combined company would focus on complex technologies and more durable and sustainable products, in combination with robust capabilities in specialty drug development and commercialization. As a result, the combined company would have a unique and differentiated business model addressing significant trends and discontinuities prevailing today among patients and healthcare systems around the world. The combined company would also have an enhanced financial profile, creating the opportunity for rapid deleveraging and the funding of future growth – in generics, specialty and the intersection of the two.

“Our proposal is compelling for both Teva and Mylan stockholders and other stakeholders,” said Erez Vigodman, President and CEO of Teva. “Our proposal would provide Teva stockholders with very attractive strategic and financial benefits and Mylan stockholders with a substantial premium and immediate value for their shares, as well as the opportunity to participate in the significant upside potential of the combined company – one that would transform the global generics space and leverage it to hold a unique leadership position in the pharmaceutical industry. We have long respected Mylan’s business, and we are confident that Mylan’s Board of Directors and stockholders will agree that our proposal represents a significantly more attractive alternative for Mylan and its stockholders than Mylan’s proposed acquisition of Perrigo.”

“We are very satisfied with the progress Teva has made over the last year, solidifying the foundation of our company, protecting its main specialty franchises and building our engines for organic growth. We have deep conviction in the future of Teva, building on our people, pipeline and capabilities in generics and specialty. The combination of Teva and Mylan is a truly unique opportunity to build upon both companies’ solid foundations. Bringing the two together will create a much stronger, more efficient platform to achieve our goals. As one company, we would have the infrastructure and capabilities to faster pursue a differentiated business model, fully integrating specialty and generics drugs with products, devices, services and technologies to meet the evolving needs of patients and customers.”

Mr. Vigodman continued, “Furthermore, this proposed transaction advances the best interests of all other stakeholders of Mylan. The combined company will continue to advance Mylan’s vision of setting new standards in healthcare, and will enhance opportunities to provide the world population with access to the broadest range of affordable, high quality medicine. Importantly, employees would benefit from substantial opportunities for growth and development as part of a larger leading company. We look forward to a bright future for our employees and enhanced choice for our customers.”

Mr. Vigodman concluded, “Our companies share years of experience and success leading the generic industry and building strong presences in specialty and biologics. Both Teva and Mylan have achieved their respective goals through innovation, vision and a commitment to quality. Mylan’s business is a natural fit with our own and is highly complementary to it – and bringing together our two companies would not only deliver the greatest value for our financial stakeholders, but also enable us to better serve patients, customers and healthcare systems throughout the world. We are confident that any regulatory requirements necessary to complete a combination with Mylan will be met in a timely manner, enabling us to realize compelling value for stockholders of both Teva and Mylan.”

Prof. Yitzhak Peterburg, Chairman of the Teva Board of Directors, said, “The proposal to acquire Mylan was unanimously approved and strongly supported by the Teva Board. Teva’s strategy has been to aggressively pursue growth opportunities that advance our goal of being a stronger, more diversified organization with the scale and resources to drive value across our business. Our proposed combination advances these objectives and would result in significant and sustained value creation for Teva stockholders.”

Teva and Mylan Together: Compelling Strategic Rationale

•	Creates an Industry-Leading Company Well-Positioned to Transform the Generics Space: The transaction would create a company with a significantly expanded and more efficient global footprint, including leadership positions and strengthened operations, sales and R&D platforms in attractive markets around the world. The combined company would benefit from a robust, industry-leading sales infrastructure and deep customer and provider relationships across the expanded network. The result is an even more efficient, flexible and competitive global platform with industry-leading go-to-market capabilities.

The Teva and Mylan product offerings are highly complementary, and together, would create the broadest portfolio in the industry, with a combined pipeline of over 400 pending ANDAs and over 80 first-to-files in the U.S.

Furthermore, the combined company will possess the capabilities and technologies to focus on more complex, hard-to-produce durable products, delivering better value and accessibility, while improving adherence and compliance. Teva’s capabilities in this field will significantly expand with the addition of Mylan’s ophthalmic products, soft gel caps, topical and inhalant technologies, “Wave 2” biosimilars, injectables and alternative dosage forms, and Antiretroviral (ARV) products.

The combined company would also benefit from the most advanced R&D capabilities in the generics industry and the world’s leading integrated API division.

•	Creates a Unique and Differentiated Business Model, Leveraging Significant Assets and Capabilities in Generics and Specialty and the Intersection of the Two: Teva is committed to investing in and growing the combined company’s $10 billion specialty pharmaceuticals business, which it expects will grow stronger, based on combining the separate companies’ standalone offerings. The combined company would benefit from leading positions in multiple sclerosis, respiratory, pain, migraine, movement disorders and allergy therapeutics, combined with an enhanced global infrastructure to pursue current and future commercialization.

Furthermore, the combined company’s significantly enhanced financial position and resources would enable it to further invest in its specialty R&D programs and aggressively pursue business development opportunities generating short- and longer-term growth.

Significant Financial Benefits of a Combined Teva and Mylan

•	Strong Financial Profile to Drive Future Growth: The combined company would have an enhanced financial profile, creating the opportunity for the funding of future growth. The combined Teva and Mylan would have pro forma 2014 revenues of approximately $30 billion and pro forma 2014 EBITDA of approximately $9 billion.

The combined company would have a strong long-term growth profile that includes mid-single digit top-line growth, as well as significant non-GAAP EPS growth. In 2016, the combined company is expected to have cash flow from operations, excluding one-time restructuring costs, of greater than $6 billion, revenues of greater than $30 billion and EBITDA of greater than $10 billion. In 2018, the combined company is expected to have cash flow from operations of greater than $8.5 billion, revenues of approximately $33 billion and EBITDA of approximately $13 billion.

•	Maintains Financial Strength and Flexibility: The combined company is expected to have substantial debt capacity and an investment grade rating. Furthermore, the combined company’s strong cash flow generation will allow deleveraging to at or below 3.0x gross debt to EBITDA after 24 months, and lower on a net debt to EBITDA basis. As a result, the combined company will be strongly positioned from day one to pursue future acquisitions to expand its portfolio in both specialty pharmaceuticals and generics, in line with Teva’s stated strategy to grow through value-enhancing and complementary acquisitions.

•	Substantial Cost Synergies and Future Value Creation Consistent with Teva’s Stated Business Development Criteria: Teva and Mylan stockholders would benefit from the opportunity to participate in the strong near- and long-term value creation potential of the combined company. The opportunities for substantial achievable cost synergies and tax savings are estimated to be approximately $2 billion annually and are expected to be largely achieved by the third anniversary of the closing of the transaction. Teva expects the savings to come from operational, SG&A, manufacturing and R&D efficiencies, as well as tax savings.

Teva believes the combination would be significantly accretive to non-GAAP EPS, including expected non-GAAP EPS accretion in the mid-teens in the first year, and approaching 30% by the third year.

•	Ongoing Return of Capital to Stockholders: Teva expects to continue its current dividend policy and will also continue to evaluate opportunities to return capital to stockholders on an ongoing basis.

Timing and Approvals

The proposal was unanimously approved by the Board of Directors of Teva.

This proposal is subject to customary conditions. The transaction would not be subject to a financing condition or require a Teva stockholder vote. Teva’s proposal is contingent on Mylan not completing its proposed acquisition of Perrigo or any alternative transactions.

Teva has carefully studied the regulatory aspects of a combination of Teva and Mylan, in conjunction with its advisors. Teva is confident that it would be able to structure a transaction that would not contain material impediments to closing and that it can determine and promptly implement divestitures, as necessary, to gain regulatory clearances.

Teva expects that the proposed transaction can be completed by year-end 2015. Teva notes that there can be no assurance that a transaction between Teva and Mylan will be consummated.

Letter to Mylan

The text of a letter sent to the Executive Chairman of the Mylan Board of Directors on April 21, 2015 is below.

April 21, 2015

Robert J. Coury	Robert J. Coury
Executive Chairman	c/o Mylan Inc.
Mylan N.V.	Robert J. Coury Global Center
Albany Gate, Darkes Lane	1000 Mylan Blvd.
Potters Bar, Herts	Canonsburg, PA 15317
EN6 1AG, United Kingdom

Dear Robert:

I am writing to share our belief that a combination of Teva and Mylan has compelling strategic and financial benefits for both companies and would create substantial value for our respective stockholders. The proposed combination of Teva and Mylan would create an industry-leading company, well positioned to transform the global generics space. The company would have a unique and differentiated business model and the ability to leverage its significant assets and capabilities in generics and specialty. We firmly believe that a combination of Teva and Mylan is a much more attractive and value-creating alternative for Mylan and its stockholders than Mylan’s proposed acquisition of Perrigo.

While both Teva and Mylan are already recognized as leaders in providing high quality, affordable medicines globally, the combination of our companies will dramatically enhance that leadership. The combination of Teva and Mylan would put us in a position to leverage its significantly more efficient and advanced infrastructure, with enhanced scale, production network, end-to-end product portfolio, commercialization capabilities and geographic reach. Together, we would have a unique and differentiated business model with a focus on complex technologies and more durable and sustainable products, in combination with robust capabilities in specialty drug development and commercialization. The combination will better address the evolving needs of patients and healthcare systems around the world. Further, the combined company would have an enhanced financial profile, creating the opportunity for rapid deleveraging and the funding of future growth – in generics, specialty and the intersection of the two. The result is an organization with the scale and reach to excel in the current environment, which I know you appreciate.

As a result, we believe that both of our companies should pursue this combination now. Based on our analysis of publicly available information, we propose to enter into a transaction to acquire Mylan for $82.00 per share, with the consideration to be composed of approximately 50% cash and 50% Teva stock. The proposal represents a 37.7% premium to the stock price of Mylan on April 7, 2015, which is the last day of trading prior to Mylan’s press release regarding its unsolicited proposal for Perrigo. The proposal represents a 48.3% premium to the unaffected stock price of Mylan on March 10, 2015, which is the last day of trading prior to widespread speculation of a transaction between Teva and Mylan.

This transaction is unique in what it accomplishes for Mylan stockholders: a meaningful upfront premium, significant and immediate cash consideration and liquidity, as well as ownership in a leading global pharmaceuticals company from which they can benefit from the upside created by our combination. These benefits are not available to Mylan stockholders in the proposed acquisition of Perrigo or its stand-alone strategy.

We have a very successful track record of integrating companies that are highly diverse from a business, geographic and cultural perspective. We foresee no impediments to successfully integrating and preserving the best elements of our respective organizations, especially given our key shared attributes including core focuses on generics, complementary geographic presences and success-driven cultures. The combined company would provide meaningful additional opportunities for employees of both companies.

This proposed transaction also advances the best interests of all other stakeholders of Mylan and the communities in which we both operate. It continues to advance Mylan’s strategy and enhances opportunities to provide the world population with access to the broadest range of affordable, high quality medicine. Additionally, Teva has maintained its European headquarters in the Netherlands for several years and is invested in the local community.

This transaction is immediately actionable and can be completed promptly. We and our advisors have carefully studied the regulatory aspects of a combination of Teva and Mylan, and we are confident that we would be able to structure a transaction that would not contain material impediments to closing and that divestitures as necessary to gain regulatory clearances can be determined and implemented promptly. We intend to file for clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 immediately and to begin the notification process with the European Commission shortly.

We were disappointed that you prematurely addressed a potential combination in your press release issued on April 17, 2015. We would welcome the opportunity to meet with you to address your points and to elaborate on the rationale of our proposed combination, its appealing economics and the benefits it provides for our respective stakeholders.

This proposal was unanimously approved by our Board of Directors, and we are fully committed to this combination. In light of the benefits of the transaction and the opportunity to complete this transaction now, we believe it is appropriate for both companies to engage in discussions as soon as possible. We believe that a rapidly negotiated transaction is in the best interests of both Mylan and Teva and their respective stockholders and other stakeholders. As such, we are prepared to begin working with you immediately and to commit the resources and time required to complete the transaction expeditiously. We have retained Barclays and Greenhill & Co. as our financial advisors and Kirkland & Ellis LLP as our legal counsel for the transaction.

This non-binding proposal is subject to customary conditions, including receipt of regulatory approvals. The transaction would not be subject to a financing condition or require Teva stockholder approval. Furthermore, this proposal is contingent on Mylan not completing its proposed acquisition of Perrigo or any other alternative transactions.

We are very enthusiastic about the opportunity to complete this transaction with you and look forward to hearing from you promptly. We remain at your disposal and that of your Board of Directors to address any questions you may have.

Very truly yours,

/s/ Erez Vigodman

Erez Vigodman

President and Chief Executive Officer

Advisors

Barclays and Greenhill & Co. are serving as financial advisors to Teva. Kirkland & Ellis LLP and Tulchinsky Stern Marciano Cohen Levitski & Co are serving as legal counsel to Teva, with De Brauw Blackstone Westbroek N.V. and Loyens & Loeff N.V. acting as legal advisors in the Netherlands.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Safe Harbor Statement

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and involve a number of assumptions, known and unknown risks and uncertainties that change over time and could cause future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. These assumptions, known and unknown risks and uncertainties include, but are not limited to, those discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”), and those relating to Mylan’s business, as detailed from time to time in Mylan’s filings with the SEC, which factors are incorporated herein by reference. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “will,” “would,” “could,” “should,” “may,” “plans” and similar expressions. All statements, other than statements of historical fact, are statements that could be deemed to be forward-looking statements, including statements about the proposed acquisition of Mylan, the financing of the proposed transaction, the expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Important factors that could cause actual results, performance or achievements to differ materially from the forward-looking statements we make in this communication include, but are not limited to: the ultimate outcome of any possible transaction between Teva and Mylan, including the possibility that no transaction between Teva and Mylan will be effected or that a transaction will be pursued on different terms and conditions; the effects of the business combination of Teva and Mylan, including the combined company’s future financial condition, operating results, strategy and plans; uncertainties as to the timing of the transaction; the possibility that the expected benefits of the transaction and the integration of our operations with Mylan’s operations (including any expected synergies) will not be fully realized by us or may take longer to realize than expected; adverse effects on the market price of Teva’s or Mylan’s shares, including negative effects of this communication or the consummation of the possible transaction; the ability to obtain regulatory approvals on the terms proposed or expected and satisfy other conditions to the offer, including any necessary stockholder approval, in each case, on a timely basis; our and Mylan’s ability to comply with all covenants in our or its current or future indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross default provisions; our and Mylan’s exposure to currency fluctuations and restrictions as well as credit risks; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines; the impact of competition from other market participants; adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our or Mylan’s significant worldwide operations; other risks, uncertainties and other factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the SEC; and the risks and uncertainties and other factors detailed in Mylan’s reports and documents filed with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This communication is for informational purposes only and does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Teva has made for a business combination transaction with Mylan. In furtherance of this proposal and subject to future developments, Teva and Mylan may file one or more proxy statements, registration statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Teva and/or Mylan have filed or may file with the SEC in connection with the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders. Investors and security holders may obtain free copies of this communication, any proxy statement, registration statement, prospectus and other documents (in each case, if and when available) filed with the SEC by Teva through the web site maintained by the SEC at http://www.sec.gov.

Contacts

Investor Relations

Teva United States	Teva Israel
Kevin C. Mannix 215-591-8912	Tomer Amitai 972 (3) 926-7656
Ran Meir 215-591-3033

D.F. King & Co., Inc. Jordan Kovler 212-493-6990

Media

Teva United States	Teva Israel
Denise Bradley 215-591-8974	Iris Beck Codner 972 (3) 926-7687

United States	The Netherlands
Joele Frank, Wilkinson Brimmer Katcher Joele Frank / Tim Lynch / Meaghan Repko / Alyssa Cass 212-355-4449	Citigate First Financial Uneke Dekkers / Petra Jager / Suzanne Bakker + 31 20 575 40 10